BD 3/1

SEC Mail Processing Section
FEB 26 2010
Washington, DC
122

SECUR[redacted]ISSION

10027482

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 40365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Owens Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2221 Olympic Blvd.
(No. and Street)

Walnut Creek CA 94595
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bryan H. Draper (925) 280-5393
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Perry-Smith LLP
(Name – *if individual, state last, first, middle name*)

575 Market St., Ste. 3300, San Francisco CA 94105
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 3/4

OATH OR AFFIRMATION

I, Bryan Draper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Owens Securities Corp, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

CFO

Title

~~Notary Public~~ see attached certificate

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ~~______________________________________~~
2 ______________________________________
3 ______________________________________
4 ______________________________________
5 ______________________________________
6 ______________________________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 24th (Date) day of February (Month), 20 10 (Year), by

(1) Bryan H. Draper (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ~~(,)~~

~~(and~~

~~(2) ______________________ (Name of Signer),~~

~~proved to me on the basis of satisfactory evidence to be the person who appeared before me.)~~

LAUREN E. QUISITO
Commission # 1862976
Notary Public - California
Contra Costa County
My Comm. Expires Aug 28, 2013

Place Notary Seal Above

Signature Laura E. Quisito
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audit Report Form X-17A-5 Part III (2009)

Document Date: ______________ Number of Pages: ______

Signer(s) Other Than Named Above: ______________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

OWENS SECURITIES CORPORATION

FINANCIAL STATEMENTS

WITH SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

AND

INDEPENDENT AUDITOR'S REPORT

PERRY-SMITH

THE POWER OF CONFIDENCE

OWENS SECURITIES CORPORATION

FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION

For the Years Ended December 31, 2009 and 2008

TABLE OF CONTENTS

PERRY-SMITH
THE POWER OF CONFIDENCE

Perry-Smith LLP
575 Market Street | Suite 3300
San Francisco, CA 94105
www.perry-smith.com
415.576.1100

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Owens Securities Corporation

We have audited the accompanying statement of financial condition of Owens Securities Corporation, (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Owens Securities Corporation as of December 31, 2008 were audited by other auditors whose report dated February 25, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Owens Securities Corporation as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule contained within the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Perry-Smith LLP

February 23, 2010

OWENS SECURITIES CORPORATION

BALANCE SHEET

December 31, 2009 and 2008

	2009	2008
ASSETS		
Current assets:		
Cash	$ 12,789	$ 24,004
Interest receivable and other assets	4,031	2
Total current assets	16,820	24,006
Other investments	-	7,413
	$ 16,820	$ 31,419
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 800	$ 10,800
Stockholders' equity:		
Common stock, $1 par value; authorized 10,000,000 shares; issued and outstanding 15,000 shares	15,000	15,000
Additional paid-in capital	144,700	124,700
Accumulated deficit	(143,680)	(119,081)
	16,020	20,619
	$ 16,820	$ 31,419

The accompanying notes are an integral part of these financial statements.

OWENS SECURITIES CORPORATION

STATEMENT OF OPERATIONS

For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Interest and other income	$ 6	$ 334
Securities loss	(1,666)	(7,434)
Total revenues	(1,660)	(7,100)
General and administrative expenses	22,139	24,970
Loss from operations	(23,799)	(32,070)
Loss before provision for income taxes	(23,799)	(32,070)
Provision for income taxes	(800)	(800)
Net loss	$ (24,599)	$ (32,870)

The accompanying notes are an integral part of these financial statements.

OWENS SECURITIES CORPORATION

STATEMENT OF STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2009 and 2008

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balances at January 1, 2008	15,000	$ 15,000	$ 124,700	$ (86,211)	$ 53,489
Net loss	-	-	-	(32,870)	(32,870)
Capital contributed from parent	-	-	-	-	-
Balances at January 1, 2009	15,000	15,000	124,700	(119,081)	20,619
Net loss	-	-	-	(24,599)	(24,599)
Capital contributed from parent	-	-	20,000	-	20,000
Balances at December 31, 2009	15,000	$ 15,000	$ 144,700	$ (143,680)	$ 16,020

The accompanying notes are an integral part of these financial statements.

OWENS SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net income (loss)	$ (24,599)	$ (32,870)
Adjustments to reconcile net loss to net cash used in operating activities:		
Net change in trading assets	7,413	7,434
Change in interest receivable and other assets	(4,029)	100
Change in accounts payable	(10,000)	9,500
Net cash flows used in operating activities	(31,215)	(15,836)
Cash flows provided by financing activities:		
Additional paid-in capital contributed	20,000	-
Net cash flows provided by financing activities	20,000	-
Increase (decrease) in cash	(11,215)	(15,836)
Cash at beginning of year	24,004	39,840
Cash at end of year	$ 12,789	$ 24,004
Supplementary cash flows information:		
Income taxes paid by parent	$ 800	$ 800

The accompanying notes are an integral
part of these financial statements.

OWENS SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Owens Securities Corporation (the "Company") was incorporated in September 1988 in the State of California. The Company is a registered broker-dealer and is a wholly-owned subsidiary of Owens Financial Group Inc. (the "Parent"). Its operations consist of effecting transactions of limited partnership interests in Owens Mortgage Investment Fund. During the years ended December 31, 2009 and 2008, no commission revenue was earned.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Management Estimates

The Company uses the accrual method of accounting for financial reporting purposes.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Adoption of New Financial Accounting Standards

FASB Accounting Standards Codification™ (ASC or Codification)

In June 2009, the Financial Accounting Standards Board (FASB) issued new accounting standards ASC 105-10 (previously SFAS No. 168), *The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles.* With the issuance of ASC 105-10, the FASB Accounting Standards Codification ("the Codification" or "ASC") becomes the single source of authoritative U.S. accounting and reporting standards applicable for all nongovernmental entities. This change is effective for financial statements issued for interim or annual periods ended after September 15, 2009. Accordingly, all specific references to generally accepted accounting principles (GAAP) refer to the Codification and not to the pre-Codification literature.

Subsequent Events

In May 2009, the FASB issued ASC 855-10 (previously SFAS No. 165), *Subsequent Events*, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of this standard on July 1, 2009 required us to disclose the date through which we evaluated subsequent events and had no effect on our financial position or results of operations.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents includes interest-bearing bank deposits and short-term investments with original maturities of three months or less.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company uses a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company has elected S corporation status for federal and state tax purposes. For an S corporation, federal and state taxes on income are taxed to the individual stockholders. While the income is not subject to federal corporation income tax at the corporate level, it is subject to a 1.5% California franchise tax.

The provision for income taxes for the years ended December 31, 2009 and 2008 consists of minimum state franchise tax of $800.

Investment Securities

The Company's other investments consist of an investment in NASDAQ Stock Market, Inc. The Company accounts for its investments at fair value. There were no securities held at December 31, 2009. The fair value of the investment was $7,413 as of December 31, 2008.

Subsequent Events

We have reviewed all events occurring from December 31, 2009 through February 23, 2010, the date the financial statements were issued and no subsequent events occurred requiring accrual or disclosure.

3. FAIR VALUE MEASUREMENTS

The Company utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a recurring basis.

Fair Value Hierarchy

Under ASC 820, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

3. FAIR VALUE MEASUREMENTS (Continued)

Fair Value Hierarchy (Continued)

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of valuation methodologies used for assets recorded at fair market value.

Investment securities are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the NASDAQ stock market. As of December 31, 2009, the Company held no investments measured under ASC 820. The Company sold its only security in 2009, resulting in realized losses of $1,666.

4. COST SHARING AGREEMENT

As of January 1, 2008, the Company entered into a Cost Sharing Agreement with its parent, Owens Financial Group, Inc. ("Owens") whereby the Company will reimburse Owens $10,000 per year in addition to any income tax liability incurred by Owens on behalf of the Company.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires (1) the maintenance of minimum net capital, as defined, of $5,000; and (2) a maximum ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. At December 31, 2009, the Company had net capital of $11,989 which was $6,989 in excess of its required net capital, and a ratio of aggregate indebtedness to net capital of .00 to 1.00. At December 31, 2008, the Company had net capital of $16,656, which was $11,656 in excess of its required net capital, and a ratio of aggregate indebtedness to net capital of .50 to 1.00.

5. NET CAPITAL REQUIREMENTS (Continued)

Certain adjustments were made to the 2008 Financial and Operational Combined Uniform Single (FOCUS) report. The 2008 net capital calculation presented within the financial statements represents the amended calculation. Following is a reconciliation between the previously reported computation and the amended computation:

Total stockholders' equity	$	20,619
Less: Haircuts on securities positions		(1,112)
Less: Additional haircuts on securities		(2,851)
Net capital, as amended	$	16,656
Excess net capital, as amended	$	11,656

SUPPLEMENTARY INFORMATION

OWENS SECURITIES CORPORATION

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009 and 2008

	2009	2008
Net capital		
Total stockholders' equity	$ 16,020	$ 20,619
Less: Haircuts on securities positions	-	(3,963)
Less: Other deductions	(4,031)	-
Net capital	$ 11,989	$ 16,656
Computation of basic net capital requirement:		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 6,989	$ 11,656
Ratio of aggregate indebtedness to capital	.00 to 1.00	.50 to 1.00

Reconciliation of net capital:

The net capital as reported in the accompanying financial statements equals the net capital as reported in the Company's unaudited filing of Part IIA of the FOCUS reports as of December 31, 2008 and 2009

PERRY-SMITH
THE POWER OF CONFIDENCE

Perry-Smith LLP
575 Market Street | Suite 3300
San Francisco, CA 94105
www.perry-smith.com
415.576.1100

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17A-5

To the Board of Directors
Owens Securities Corporation

In planning and performing our audit of the financial statements of Owens Securities Corporation (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17A-5
(Continued)

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Perry-Smith LLP

San Francisco, California
February 23, 2010